UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                IVAX Corporation
              -----------------------------------------------------
                                (Name of issuer)

                                  Common Stock
              -----------------------------------------------------
                         (Title of class of securities)

                                    465823102
                                 --------------
                                 (CUSIP Number)

                                Thomas Y. Allman
                               BASFIN Corporation
                          3000 Continental Drive-North
                       Mount Olive, New Jersey 07828-1234
                            Tel. No.: (201) 426-3230
              -----------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 24, 1996
              -----------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |X|.

                              (Page 1 of 16 Pages)

                                  SCHEDULE 13D

======================                                ==========================
CUSIP No. 465823102                                     Page 2 of 16 Pages
======================                                ==========================



--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON

         BASFIN Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   22-2026719
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) |X|

                                                                  (b) |_|

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS   AF

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION            State of Delaware

--------------------------------------------------------------------------------
     NUMBER OF       7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8     SHARED VOTING POWER               6,284,700
       EACH         ------------------------------------------------------------
     REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON        ------------------------------------------------------------
       WITH         10     SHARED DISPOSITIVE POWER          6,284,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    6,284,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             5.17%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON            CO

--------------------------------------------------------------------------------



                              (Page 2 of 16 Pages)

                                  SCHEDULE 13D

======================                                ==========================
CUSIP No. 465823102                                     Page 3 of 16 Pages
======================                                ==========================



--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            BASF Aktiengesellschaft

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |X|

                                                                 (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                 Germany

--------------------------------------------------------------------------------
     NUMBER OF       7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8     SHARED VOTING POWER               6,284,700
       EACH         ------------------------------------------------------------
     REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON        ------------------------------------------------------------
       WITH         10     SHARED DISPOSITIVE POWER          6,284,700
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    6,284,700
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                        |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              5.17%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON            CO

--------------------------------------------------------------------------------


                              (Page 3 of 16 Pages)

Item 1.      Security and Issuer.

         This statement on Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of IVAX Corporation (the "Issuer"). The Issuer is a Florida corporation with its principal executive offices located at 4400 Biscayne Boulevard, Miami, Florida 33137.


Item 2.      Identity and Background.

         (a) The names of the persons filing this statement are BASFIN Corporation, a Delaware corporation ("BASFIN"), and BASF Aktiengesellschaft, a corporation organized under the laws of Germany ("BASF AG" and, together with BASFIN, "BASF").

         (b) The addresses of the principal business and principal office of BASF AG and BASFIN are 67056 Ludwigshafen, Germany and 3000 Continental Drive-North, Mount Olive, New Jersey 07828-1234, respectively.

         (c) BASF AG is a multinational chemical company whose operations extend from oil and gas to high-tech chemical products. Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the members of the Supervisory Board and the Board of Management and each of the executive officers of BASF AG, as of the date hereof.

         BASFIN is a wholly-owned subsidiary of BASF AG. BASFIN, through wholly-owned subsidiaries, produces and markets chemicals and pharmaceuticals mainly in the United States and Canada. Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of BASFIN, as of the date hereof.

         (d) During the last five years, neither BASF, nor, to the knowledge of BASF, any person named in either Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         (e) During the last five years, neither BASF, nor, to the knowledge of BASF, any person named in either Schedule A or Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or

                              (Page 4 of 16 Pages)
prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.      Source and Amount of Funds or Other Consideration.

         An aggregate of $158,279,113.27 has been paid for the 6,284,700 shares of Common Stock owned by BASFIN. All such funds were provided from working capital or other internally generated funds of BASF AG or its wholly-owned subsidiaries.

Item 4.      Purpose of Transaction.

         BASF first acquired shares of Common Stock in connection with the formation in March 1995 of Knoll Norton GmbH ("Knoll"), a joint venture between a subsidiary of the Issuer and Knoll AG, a wholly-owned subsidiary of BASF AG. BASF has recently acquired additional shares of Common Stock because it believes that such shares represent an attractive investment at the acquisition prices therefor.

         BASF intends to continue to monitor the market price of the Common Stock and other relevant factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions and the securities markets in general, and BASF will acquire additional shares of Common Stock in the open market or privately negotiated transactions if it believes that shares of Common Stock represent an attractive investment. Based upon its review of such factors, BASF may also take other such actions as BASF may deem appropriate in light of the circumstances existing from time to time. Thus, depending on market and other factors, BASF may determine to dispose of some or all of the Common Stock currently owned by BASF or subsequently acquired by BASF either in the open market or in privately negotiated transactions.

         BASF does not currently have, and does not currently intend to seek, representation on the Issuer's board of directors. However, Ernst Biekert, Ph.D., former Chairman of the Board and Chief Executive Officer of Knoll AG, is a director of the Issuer.

         Except as set forth above, BASF has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) a class of the Issuer's securities being deregistered or delisted, (i) a class of

                              (Page 5 of 16 Pages)
equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.


Item 5.      Interest in Securities of the Issuer.

         (a)-(b) During the past 60 days, BASFIN has acquired an aggregate of 484,700 shares of Common Stock, in open market transactions. The number of shares and the price of each such acquisition is set forth on Schedule C. As a result of such purchases, BASFIN owns 6,284,700 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 5.17% of the issued and outstanding shares of Common Stock.

         As a result of BASF AG's ownership of all of BASFIN's outstanding capital stock, BASF AG and BASFIN have shared power to vote and dispose of all the shares of Common Stock so owned. To the knowledge of BASF, no shares of Common Stock are beneficially owned by any of the persons named in either Schedule A or Schedule B.

         (c) Neither BASF, nor, to the knowledge of BASF, any person named in either Schedule A or Schedule B, has effected any transaction in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.


Item 7.      Material to Be Filed as Exhibits.

Exhibit                                    Description
-------                                    -----------

   1. Joint Filing Agreement between BASFIN Corporation and BASF Aktiengesellschaft.

                              (Page 6 of 16 Pages)

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 1996                    BASFIN CORPORATION



                                           By  /s/ Thomas Y. Allman
                                               -------------------------
                                               Name:  Thomas Y. Allman
                                               Title:  Secretary




                              (Page 7 of 16 Pages)

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 1996                    BASF AKTIENGESELLSCHAFT



                                           By  /s/    J. Scholz
                                               ---------------------------------
                                               Name:  J. Scholz


                                           By  /s/    Dr. E. Mueller
                                               ---------------------------------
                                               Name:  Dr. E. Mueller


                              (Page 8 of 16 Pages)

                                                                      Schedule A
                                                                      ----------
                        DIRECTORS AND EXECUTIVE OFFICERS
                                   OF BASF AG

                  The name, business address and title with BASF AG, and present principal occupation or employment, of each of the members of the Supervisory Board and Board of Executive Directors and each of the executive officers of BASF AG are set forth below. Except as indicated, each person's business address is BASF Aktiengesellschaft, 67056 Ludwigshafen, Germany. Except as indicated, each person listed below is a citizen of Germany.



                                Supervisory Board

                                                                             Present Principal
                                                                           Occupation Including
                 Name and Title                                              Name of Employer
                 --------------                                              ----------------
Dr. rer. nat. Hans Albers, Chairman                 Chairman of the Supervisory Board of BASF AG


Wolfgang Daniel                                     Member of the Works Council of the
                                                    Ludwigshafen Works of BASF AG


Volker Obenauer, Deputy Chairman                    Chairman of the Works Council of the
                                                    Ludwigshafen Works of BASF AG


Dr. phil. Marcus Bierich                            Chairman of the Supervisory Board of Robert
                                                    Bosch GmbH
                                                    (Business Address:  Robert Bosch GmbH, Postfach
                                                    10 60 50, 70049 Stuttgart, Germany)


M. Etienne Graf Davignon                            President of Societe Generale de Belgique
(Belgian citizen)                                   (Business Address:  Societe Generale de Belgique,
                                                    30 Rue Royale, B-1000 Brussels, Belgium)


Professor Dr. rer. nat. Manfred                     Director, Max Planck Institute for Biophysical
Eigen                                               Chemistry in Gottingen
                                                    (Business Address:  Max Planck Institute for
                                                    Biophysical Chemistry, Postfach 28 41, 37018
                                                    Gottingen-Nikolausberg, Germany)


                              (Page 9 of 16 Pages)

                               Supervisory Board


Lothar Hick                                         Member of the Works Council of the
                                                    Ludwigshafen Works of BASF AG

Dr. rer. nat. Wolfgang Jentzsch                     Employee of BASF AG


Ulrich Kuppers                                      General Manager of the Ludwigshafen branch of
                                                    Chemical, Paper and Ceramics Industries Union
                                                    (Business Address:  IG Chemie-Papier-Keramik,
                                                    Rheincenter, Rathausplatz 10-12, 67059
                                                    Ludwigshafen, Germany)


Professor Dr. rer. nat. Hans Joachim                Chairman of the Board of Executive Directors of
Langmann                                            Merck KGaA
                                                    (Business Address:  Merck KGaA, Postfach 10 01
                                                    31, 64201 Darmstadt, Germany)


Dr. rer. nat. Karlheinz Messmer                     Plant Manager at the Ludwigshafen Works of
                                                    BASF AG



Ellen Schneider                                     Chairwoman of the Joint Works Council of
                                                    Elastogran GmbH
                                                    (Business Address:  Elastogran GmbH, Postfach 11
                                                    40, 49440 Lemforde, Germany)


Dr. jur. Henning Schulte-Noelle                     Chairman of the Board of Executive Directors of
                                                    Allianz Aktiengesellschaft
                                                    (Business Address:  Allianz Aktiengesellschaft,
                                                    Postfach, 80796 Munich, Germany)


Gerhard Sebastian                                   Member of the Works Council of the
                                                    Ludwigshafen Works of BASF AG


                              (Page 10 of 16 Pages)

                               Supervisory Board

Gerhard Sollner                                     Chairman of the Works Council of the Hattorf
                                                    Works of Kali und Salz GmbH
                                                    (Business Address:  Kali und Salz GmbH, Werk
                                                    Hattorf, 36269 Philippsthal, Germany)


Robert Studer                                       President of the Administrative Council of
(Swiss citizen)                                     Schweizerische Bankgesellschaft (Union Bank of
                                                    Switzerland)
                                                    (Business Address:  Schweizerische
                                                    Bankgesellschaft, Bahnhofstrasse 45, CH-8021,
                                                    Zurich, Switzerland)


Klaus Sudhofer                                      Deputy Chairman of Mining and Energy Industries
                                                    Union
                                                    (Business Address: IG Bergbau und Energie, Alte
                                                    Hattinger Strasse 19, 44789 Bochum, Germany)


Jurgen Walter                                       Member of the Central Board of Executive
                                                    Directors of  Chemical, Paper and Ceramics
                                                    Industries Union
                                                    (Business Address:  IG Chemie-Papier-Keramik,
                                                    Konigworther Platz 6, 30167 Hannover, Germany)


Dr. rer. pol. Ulrich Weiss                          Member of the Board of Executive Directors of
                                                    Deutsche Bank AG
                                                    (Business Address:  Deutsche Bank AG, 60262
                                                    Frankfurt, Germany)


Helmut Werner                                       Chairman of the Executive Board of Mercedes
                                                    Benz AG
                                                    (Business Address:  Mercedes Benz AG, 70322
                                                    Stuttgart, Germany)



                              (Page 11 of 16 Pages)

                          Board of Executive Directors


                                                                                 Present Principal
                                                                               Occupation Including
                           Name                                                  Name of Employer
                           ----                                                  ----------------

Dr. Juergen F. Strube                                       Chairman of the Board of Executive
                                                            Directors of BASF AG, President and Chief
                                                            Executive Officer of BASF AG

Gerhard R. Wolf                                             Employee of BASF AG

Max-Dietrich Kley                                           Employee of BASF AG

Dr. Volker Trautz                                           Employee of BASF AG

Prof. Dr. Dietmar Werner                                    Employee of BASF AG

Dr. Hanns-Helge Stechl                                      Deputy Chairman of the Board of Executive
                                                            Directors of BASF AG

Dr. Albrecht Eckell                                         Employee of BASF AG

Prof. Dr. Hans-Juergen Quadbeck-Seeger                      Employee of BASF AG

Dr. J. Dieter Stein                                         Employee of BASF Corporation; Director
                                                            of BASF AG
                                                            (Business Address:  BASF Corporation,
                                                            3000 Continental Drive-North, Mount
                                                            Olive, New Jersey 07828-1234)




                              (Page 12 of 16 Pages)

                                                                      Schedule B
                                                                      ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                                    OF BASFIN


         The name, business address and title with BASFIN, and present principal occupation or employment, of each of the directors and executive officers of BASFIN are set forth below. Except as indicated, each person's business address is BASFIN Corporation, 3000 Continental Drive-North, Mount Olive, New Jersey 07828-1234. Except as indicated, each person listed below is a citizen of Germany.


                                                                            Present Principal
                                                                           Occupation Including
                 Name and Title                                              Name of Employer
                 --------------                                              ----------------

Dr. Juergen F. Strube, Director                    Chairman of the Board of Executive Directors of
                                                   BASF AG; President and Chief Executive Officer of
                                                   BASF AG
                                                   (Business Address:  BASF Aktiengesellschaft, 67056
                                                   Ludwigshafen, Germany)


Max-Dietrich Kley, Director                        Employee of BASF AG
                                                   (Business Address:  BASF Aktiengesellschaft, 67056
                                                   Ludwigshafen, Germany)


Dr. Hanns-Helge Stechl, Director                   Deputy Chairman of the Board of Executive
                                                   Directors of BASF AG
                                                   (Business Address: BASF Aktiengesellschaft, 67056
                                                   Ludwigshafen, Germany)


Dr. J. Dieter Stein, President,                    President and Chief Executive Officer of BASF
Chairman of the Board and Director                 Corporation
                                                   (Business Address:  BASF Corporation, 3000
                                                   Continental Drive-North, Mount Olive, New Jersey
                                                   07828-1234)


Gerhard R. Wolf, Director                          Employee of BASF AG
                                                   (Business Address:  BASF Aktiengesellschaft, 67056
                                                   Ludwigshafen, Germany)



Klaus H. Messinger,                                Chief Financial Officer of BASFIN;
Vice President-Finance                             Vice President-Finance of BASF Corporation





                              (Page 13 of 16 Pages)

                                                                      Schedule C
                                                                      ----------


                               Number of Shares
        Date                       Purchased                     Price
        ----                       ---------                     -----
       9/20/96                      157,800                 $2,425,417.56
       9/23/96                       34,000                    519,948.40
       9/24/96                      108,000                  1,658,242.80
       9/25/96                       64,900                  1,006,923.50
      10/01/96                      120,000                  1,750,752.00


                              (Page 14 of 16 Pages)

EXHIBIT INDEX




   Exhibit                            Description                          Page
   -------                            -----------                          ----



     1.               Joint Filing Agreement between BASFIN                  16
                      Corporation and BASF Aktiengesellschaft.




                              (Page 15 of 16 Pages)

                                    Exhibit 1

                             JOINT FILING AGREEMENT
                             ----------------------

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing by BASFIN on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of IVAX Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated:  October 4, 1996                    BASFIN CORPORATION



                                           By  /s/ Thomas Y. Allman
                                               Name:  Thomas Y. Allman
                                               Title:  Secretary



                                           BASF AKTIENGESELLSCHAFT



                                           By  /s/   J. Scholz
                                               Name: J. Scholz


                                           By  /s/   Dr. E. Mueller
                                               Name: Dr. E. Mueller


                              (Page 16 of 16 Pages)